SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2007
FINANCIAL AND OPERATING REPORT

Mexico City, April 25, 2007 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2007.

  In the first quarter of 2007 América Móvil added 5.9 million subscribers organically and 564 thousand through the acquisition of Telecomunicaciones de Puerto Rico, bringing to 131.2 million our wireless subscriber base.

  In addition to the above, the company had 3.9 million landlines in Central America and the Caribbean, including 1 million obtained through the integration of the Puerto Rican operation.

  Our Mexican operations gained 1.8 million subscribers in the quarter, followed by the Brazilian ones, with 727 thousand, and those in Argentina, Colombia and Peru with 857 thousand, 521 thousand and 492 thousand, respectively.

  First quarter revenues totaled 67.7 billion pesos. They were up 28.1% year-on-year. Service revenues rose 31.0% annually and 10.2% quarter-over-quarter.

  Our EBITDA margin climbed 6.5 percentage points from a year before, to 42.7% . At 28.9 billion pesos, EBITDA was 51.4% higher year-on-year and 17.4% quarter-over-quarter.

  Operating profits reached 21.4 billion pesos. They were up 66.1% over the previous year, and represented almost 32% of our revenues.

  Net profits rose 52.5% year-on-year, to 15.8 billion pesos in the quarter. They were equivalent to 45 peso cents per share and 81 dollar cents per ADR.

  Our net debt was up 16.3 billion pesos in the quarter, to finance part of the acquisition of Telecomunicaciones de Puerto Rico, whose enterprise value was 24.5 billion pesos. Net debt was equivalent to 0.84x EBITDA (last twelve months, proforma)

  During the quarter we funded capital expenditures of 4.7 billion pesos and share buy-backs and dividends which amounted to 1.3 billion pesos.

América Móvil - Fundamentals
Constant Mex$

	1Q07	1Q06	Var. %

EPS (Mex$)(1)	0.45	0.29	56.40%
Earning per ADR (US$)(2)	0.81	0.54	50.50%
Net Income (millions of Mex$)	15,797	10,362	52.50%
EBITDA (millions of Mex$)	28,939	19,116	51.40%
EBIT (millions of Mex$)	21,444	12,907	66.10%
Shares Outstanding (billion)(3)	35.25	36.15	-2.50%
ADRs Equivalent (billion)(3)	1.76	1.81	-2.50%

(1) Net Income / Total Shares Outstanding (2) 20 Shares per ADR
(3) Adjusted for the 3:1 split that took place on July 18, 2005.

Relevant Events

In January the Mexican interconnection rate from fixed-to-mobile and mobile-to-mobile was reduced by 10%, to 1.34 Mexican pesos (12 dollar cents). Interconnection rates have fallen by 52% in real terms since Mexico introduced the Calling-Party-Pays system. Altogether, Telcel’s average price per minute of voice is 37.7% below the average of the OECD and 41.8% below the average level of 20 European countries that are members of the OECD. Whereas the average price in the U.S. is lower than Telcel’s, prices are not directly comparable given the absence in that country of a Calling-Party-Pays regime and of subsidies on the sale of handsets. Notwithstanding the foregoing, Telcel’s prices in the prepaid segment, which constitutes 93% of the Mexican market, are 38% lower than the average in the U.S.

On March 13th, América Móvil announced that its Board of Directors had decided to submit for the approval of the General Ordinary Shareholders’ Meeting to be held on April 27th, a proposal for the payment of a cash dividend in the amount of $0.20 (twenty peso cents) per share in one exhibition. If approved, América Móvil would pay in July an aggregate amount of 7 billion pesos approximately.

At the end of March, we completed the acquisition of Telecomunicaciones de Puerto Rico, having purchased 100% of the equity of the company. The results of this operation will be consolidated in América Móvil beginning in April, although our balance sheet already reflects the impact of the operation.

América Móvil’s Subsidiaries & Affiliates as of March 2007

Country	Company	Business	Equity	Consolidation Method
			Participation

Subsidiaries
- Mexico	Telcel	wireless	100.00%	Global Consolidation Method
- Argentina	CTI Móvil	wireless	100.00%	Global Consolidation Method
- Brazil	Claro	wireless	100.00%	Global Consolidation Method
- Chile	Claro	wireless	100.00%	Global Consolidation Method
- Colombia	Comcel	wireless	99.20%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.00%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.00%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.80%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.10%	Global Consolidation Method
- Honduras	Claro	wireless	100.00%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.30%	Global Consolidation Method
- Paraguay	CTI Móvil	wireless	100.00%	Global Consolidation Method
- Peru	Claro	wireless	100.00%	Global Consolidation Method
- Uruguay	CTI Móvil	wireless	100.00%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.20%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	45.00%	Equity Method

Subscribers

América Móvil’s subscriber base reached 131.2 million wireless subscribers at the end of March, as the company gained 5.9 million wireless subscribers organically in the first three months of 2007, and 564 thousand through the acquisition of Verizon’s assets in Puerto Rico. Mexico now accounts for only 34% of our subscriber base, while our South American operations have come to represent 52% of our subscribers. In addition to our wireless lines we also had 3.9 million landlines in Central America and the Caribbean, for a total of 135.1 million lines at the end of March.

The rate of subscriber growth remained brisk, at 4.7% (organically) quarter-over-quarter. In Mexico, at a pace of 4.1%, it resulted in 1.8 million net subscriber additions, 5.0% more than the ones obtained the year before. Telcel’s subscriber base reached almost 45 million in March, for an annual 19.6% increase. Net additions in Brazil came in at 727 thousand for the first quarter, with Claro’s subscriber base nearing 25 million at the end of March, 26.5% more than a year before.

In Argentina—despite being one of the most penetrated countries in Latin America—net additions for the quarter exceeded by 26.6% those obtained a year ago. They totaled 857 thousand, bringing its subscriber base to almost 11 million, for a 49.6% year-on-year increase. In Chile net additions tripled those of the same period of 2006, bringing to 2.6 million its subscriber base, approximately one third more than a year before.

In Colombia, after net additions of 521 thousand, our subsidiary Comcel broke the 20 million mark. In Ecuador, Conecel—which operates under the brand name Porta—added 312 thousand subscribers in the quarter, which it finished with 6.0 million subscribers, up 5.5% sequentially and 32.6% annually. Peru exhibited the most dynamic growth in the Andean region with its subscriber base expanding 14.6% sequentially and 74.6% annually, to 3.9 million wireless subscribers. It obtained 492 thousand new clients in the quarter.

The consolidated subscriber base in Central America reached 6.3 million wireless subscribers, having added 443 thousand new clients in the first quarter. Together with 2.2 million fixed lines, our operations in Central America have a combined total of 8.5 million lines.

Our operation in the Dominican Republic grew 5.9% sequentially taking its subscriber base to 2.3 million wireless subscribers, after gaining 126 thousand new clients in the first months of the year.

In the United States, Tracfone added 332 thousand subscribers in the period, ending the quarter with 8.1 million subscribers, up 4.2% sequentially and 19.2% annually.

Subscribers as of March 2007

Thousands

	Total

Country	Mar’07	Dec’06	Var.%	Mar’06	Var.%

Mexico	44,946	43,190	4.10%	37,587	19.60%
Brazil	24,608	23,881	3.10%	19,446	26.50%
Argentina	10,927	10,070	8.50%	7,304	49.60%
Chile	2,550	2,372	7.50%	1,942	31.30%
Paraguay	420	376	11.70%	231	82.00%
Uruguay	527	428	23.00%	219	140.40%
Colombia	20,042	19,521	2.70%	15,879	26.20%
Ecuador	5,969	5,657	5.50%	4,500	32.60%
Peru	3,861	3,369	14.60%	2,211	74.60%
El Salvador	1,339	1,266	5.80%	958	39.80%
Guatemala	2,779	2,596	7.10%	2,065	34.60%
Honduras	834	736	13.30%	495	68.40%
Nicaragua	1,366	1,277	6.90%	864	58.10%
Dominican Republic (1)	2,267	2,140	5.90%	1,990	13.90%
Puerto Rico (2)	564	554	1.80%	504	12.00%
U.S.A.	8,229	7,896	4.20%	6,902	19.20%
Total Wireless	131,227	124,777	5.20%	100,604	30.40%
El Salvador	839	830	1.00%	817	2.60%
Guatemala	1,073	1,046	2.60%	963	11.40%
Nicaragua	266	255	4.20%	244	9.00%
Dominican Republic (1)	735	734	0.10%	747	-1.60%
Puerto Rico (2)	996	1,021	-2.50%	1,091	-8.70%
Total Fixed	3,909	2,866	36.40%	2,023	93.20%
Total Lines	135,136	127,643	5.90%	102,627	31.70%

(1) Dominican Republic consolidated as of December 1st, 2006.
(2) Puerto Rico was acquired on March 30th, 2007.

América Móvil Consolidated Results

As our revenue base gains scale driven by service revenues that have been expanding at a rapid pace, the relative effort entailed by growth has become less taxing, which is manifesting itself in better EBITDA margins in practically all our operations. Lower subsidies and handset costs have also played a role in the improvement of margins.

Revenues totaled 67.7 billion pesos in the quarter, expanding by 28.1% year-on-year on the back of 31.0% service-revenue growth, with equipment revenues rising much less rapidly, at 11.5% . Relative to the previous quarter, and due mostly to seasonal factors, equipment revenues actually fell by 30.4% . However, with service revenues climbing 10.2% on the quarter, total revenues managed to post a sequential gain of 2.6% .

America Movil’s Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	1Q07	1Q06		Var.%

Service Revenues	59,105	45,124		31.00%
Equipment Revenues	8,610	7,721		11.50%
Total Revenues	67,715	52,845		28.10%

Cost of Service	13,374	10,196		31.20%
Cost of Equipment	14,148	13,206		7.10%
Selling, General & Administrative Expenses	11,253	10,327		9.00%
Total Costs and Expenses	38,776	33,729		15.00%

EBITDA	28,939	19,116		51.40%
% of Total Revenues	42.70%	36.20%

Depreciation & Amortization	7,496	6,209		20.70%

EBIT	21,444	12,907		66.10%
% of Total Revenues	31.70%	24.40%

Net Interest Expense	1,310	1,143		14.30%
Other Financial Expenses	335	-117		385.60%
Foreign Exchange Loss	-794	-1,224		35.20%
Monetary Result	-1,161	-812		-42.90%
Comprehensive Financing Cost (Income)	-310	-1,011		69.30%

Other Income and Expenses	216	7	n.m.
Income & Deferred Taxes	5,711	3,546		61.10%
Net Income before Minority Interest and Equity	15,827	10,365		52.70%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	16	22		-24.70%
Minority Interest	-47	-25		-87.40%
Net Income	15,797	10,362		52.50%

In our South American operations, service revenues are increasing at an average pace of 35.9% year-on-year, while in our North American (Mexico and U.S.) operations they are growing at a pace of approximately 16%.

The share of our international operations in our revenue base has reached 57%.

At 28.9 billion pesos, EBITDA was up 17.4% in the quarter and 51.4% relative to the same period a year before. The EBITDA margin, 42.7%, was 6.5 percentage points higher than in the first quarter of 2006 and 5 percentage points over the one seen the previous quarter as costs continue to fall in relation to our expanding revenue base. This has been particularly evident in our South American operations, whose share of our consolidated EBITDA has increased to 31.8% from 22.9% a year ago. Three of them more than doubled their EBITDA in the last year, with two seeing margin improvements of approximately 20 percentage points and the other one, 15 percentage points.

Operating profits rose to 21.4 billion pesos, or 31.7% of revenues, having increased by 25.3% quarter-over-quarter and 66.1% annually. They were instrumental in bringing about a net profit of 15.9 billion pesos in the quarter, which exceeded by 53.0% the one obtained a year before. It represented 45 peso cents per share, or 81 dollar cents per ADR. The company’s net profit already reflects a comprehensive financing income of 310 million pesos in the quarter, as foreign exchange and monetary gains more than offset net interest expenses and other financial costs.

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Mar’07	Dec’06	Var.%	Mar’06	Var.%		Mar’07	Dec’06	Var.%	Mar’06	Var.%

Current Assets						Current Liabilities
Cash & Securities	21,370	43,903	-51.30%	24,690	-13.40%	Short Term Debt**	8,583	25,516	-66.40%	22,487	-61.80%
Accounts Receivable	41,317	41,298	0.00%	31,176	32.50%	Accounts Payable	53,509	61,974	-13.70%	55,598	-3.80%
Other Current Assets	7,979	5,062	57.60%	5,700	40.00%	Other Current Liabilities	37,611	35,407	6.20%	17,073	120.30%
Inventories	17,168	19,535	-12.10%	12,196	40.80%		99,703	122,898	-18.90%	95,159	4.80%
	87,834	109,797	-20.00%	73,763	19.10%

Long-Term Assets
Plant & Equipment	140,538	139,283	0.90%	118,926	18.20%
Investments in Affiliates	24,990	565 n.s		580 n.s		Long-Term Liabilities
						Long Term Debt	97,377	86,669	12.40%	55,729	74.70%
Deferred Assets						Other Liabilities	3,629	3,586	1.20%	3,756	-3.40%
Goodwill (Net)	26,318	25,998	1.20%	12,999	102.50%		101,007	90,255	11.90%	59,485	69.80%
Brands, Patents & Licenses	40,182	39,753	1.10%	41,019	-2.00%
Deferred Assets	8,276	8,477	-2.40%	7,573	9.30%
						Shareholder’s Equity	127,428	110,721	15.10%	100,217	27.20%

Total Assets	328,138	323,874	1.30%	254,861	28.80%	Total Liabilities and Equity	328,138	323,874	1.30%	254,861	28.80%

* This presentation conforms with that of América Móvil’s audited financial statements
** Includes current portion of Long Term Debt n.m. No meaningful

América Móvil’s net debt was up 16.3 billion pesos, to finance part of the acquisition late in March of a 100% ownership interest in Telecomunicaciones de Puerto Rico (TPR), the enterprise value of which was 24.5 billion pesos. Our capital expenditures of 4.7 billion pesos in the quarter and our share-buybacks and dividend payments, which together amounted to 1.3 billion pesos, were all funded from our own cash flow, as was part of the acquisition of TPR. At the end of the period our net debt to EBITDA ratio stood at 0.84x.

Financial Debt of América Móvil*

Millions of U.S. dollars

	Mar’07	Mar’06

Peso - denominated debt	2,137	2,904
Bonds and other securities	1,818	1,456
Banks and other	319	1,448
U.S. Dollar - denominated debt	6,359	3,670
Bonds and other securities	3,893	3,222
Banks and other	2,466	448
Debt denominated in other currencies	1,065	568
Bonds and other securities	487	409
Banks and other	578	159
Total debt	9,562	7,142
Short-term debt and current portion of long-term debt	775	2,053
Long-term debt	8,788	5,088

Mexico

Telcel’s subscriber base reached 44.9 million at the end of March 2007, 19.6% more than a year before and 4.1% more than the previous quarter. Net additions of 1.8 million were 5.0% above those registered in the same period of the previous year.

Revenues reached 29.2 billion Mexican pesos in the first quarter, up 14.9% from the same period a year ago with service revenues and equipment revenues growing in line. As compared to the previous quarter, service revenues grew by 4.5% . The average revenue per user during the period fell 0.4% in real terms, but actually remained flat in nominal terms. Blended minutes of use picked-up 3.0% sequentially and 18.5% year-on-year as average rates continued to come down.

EBITDA reached 15.8 billion pesos in the first three months of 2006, 24.2% above last year’s figures. Strict cost controls and lower subsidies allowed Telcel’s EBITDA margin to reach 54.1% in the period. The margin also reflects the benefit of volume-related discounts on equipment purchases during 2006, which were realized in the first quarter.

INCOME STATEMENT
México
Millions of Constant Mex$

	1Q07	1Q06	Var. %

Revenues	29,165	25,380	14.9%

EBITDA	15,770	12,697	24.2%
%	54.10%	50.00%

EBIT	13,810	10,984	25.7%
%	47.40%	43.30%

Mexico’s Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	44,946	37,587	19.6%
Postpaid	3,231	2,513	28.6%
Prepaid	41,715	35,075	18.9%
MOU	126	106	18.5%
ARPU (Constant Mex$)	185	186	-0.3%
Churn (%)	3.30%	3.20%	1.10

Argentina, Paraguay & Uruguay

 The combined subscriber base for CTI Móvil reached 11.9 million at the end of the first quarter, 53.1% above the previous year and 9.2% above the last quarter. Net additions in the first three months of the year exceeded those registered in the same period of 2006 by 27.0%.

Revenues rose 33.2% year-on-year to 1.3 billion Argentinean pesos on the back of service revenue growth (33.8%); sequentially, equipment revenues fell 7.3% but service revenues rose 5.3%, bringing about an increase of total reveneues of 3.0% quarter-over-quarter. ARPUs continued to fall in blended terms, but prepaid ARPUs were actually flat.

EBITDA jumped to 333 million Argentinean pesos in the first quarter, 61.0% more than in the same period of the previous year and 53.8% above the fourth quarter of 2006. CTI’s EBITDA margin reached 26.0% of revenues, an expansion of 4.5 percentage points in one year and 8.6 percentage points over the previous quarter.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Million of ARP$

	1Q07	1Q06	Var. %

Revenues	1,284	964	33.2%

EBITDA	333	207	61.0%
%	26.00%	21.50%

EBIT	237	141	67.8%
%	18.50%	14.70%

Argentina, Paraguay & Uruguay Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	11,874	7,754	53.1%
Postpaid	1,199	821	46.0%
Prepaid	10,675	6,933	54.0%
MOU	120	139	-13.5%
ARPU (ARG)	31	36	-13.3%
Churn (%)	1.90%	1.90%	-

Brazil

Claro’s subscriber base grew 26.5% year-on-year to 24.6 million clients in March of 2007. During the first quarter of the year, net additions for our operations in Brazil totaled 727 thousand, slightly below the ones registered last year.

Total revenues increased by 21.1% year-on-year in the first quarter of 2006, to 2.2 billion reais, as declining equipment revenues (-13.9%) were offset by solid service revenue growth of 25.5% . Quarter-over-quarter, revenues were down 7.9% on account of a substantial decline in equipment revenues, but service revenues increased. .

Operating efficiencies, good cost containment and the scale we have built in Brazil allowed Claro’s EBITDA to increase by 147.2% year-on-year and almost double as compared to the previous quarter, to 590 million reais. The EBITDA margin climbed 14 percentage points relative to a year before.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	1Q07	1Q06	Var. %

Revenues	2,155	1,780	21.1%

EBITDA	590	239	147.2%
%	27.40%	13.40%

EBIT	168	-155	208.4%
%	7.80%	-8.70%

*Historic figures are adjusted under the Full Bill methodology.

Brazil’s Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	24,608	19,446	26.5%
Postpaid	4,298	3,197	34.4%
Prepaid	20,309	16,248	25.0%
MOU	64	68	-4.8%
ARPU (R$)	27	28	-2.4%
Churn (%)	2.80%	2.30%	0.50

Chile

Claro’s net additions tripled as compared to the first quarter of last year, to 178 thousand, with the subscriber base reaching 2.6 million customers. Subscriber growth was 31.3% year-on-year and 7.5% sequentially.

Revenues for the first three months of 2007 totaled 66.7 billion Chilean pesos, up 9.2% as compared to the previous quarter and 56.1% annually. ARPUs went up 16.9% sequentially and 17.1% in annual terms.

Even with very strong subscriber growth, the company managed to reach its breakeven point in terms of EBITDA, which totaled 1.1 billion Chilean pesos and accounted for 1.7% of total revenues. This represented a margin improvement of 14.7 percentage points over the previous quarter.

INCOME STATEMENT
Chile
Millions of P$

	1Q07	1Q06		Var. %

Revenues	66,702	42,730		56.1%

EBITDA	1,127	7,402		-84.8%
%	1.70%	17.30%

EBIT	-6,066	1,171	n.m.
%	-9.10%	2.70%

n.m. - not meaningful

Chile’s Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	2,550	1,942	31.3%
Postpaid	557	276	101.7%
Prepaid	1,993	1,666	19.6%
MOU	143	126	13.0%
ARPU (moneda local)	7923	6765	17.1%
Churn (%)	2.40%	2.00%	0.40

Colombia

With over 20 million subscribers at the end of March after 521 thousand net additions, our subscriber base in Colombia increased 26.2% year-on-year and 2.7% sequentially.

First quarter revenues increased by 30.1% annually to reach 1.2 trillion Colombian pesos, driven by service revenue growth which was slightly faster. On a sequential basis, total revenues grew 5.3%, with ARPUs increasing by 2.9% sequentially.

The slowdown in subscriber growth, coupled with a surge in service revenues, helped bring about a significant improvement in Comcel’s EBITDA, which more than doubled relative to the previous year to reach 651 billion Colombian pesos. Margins expanded 20.9 percentage relative to the previous year, to 48.3% of revenues. As compared to the fourth quarter of 2006, EBITDA rose by 22.7% and margins expanded by 7.2 percentage points.

INCOME STATEMENT
Colombia
Billion of COP$

	1Q07	1Q06	Var. %

Revenues	1,349	1,037	30.1%

EBITDA	651	284	129.3%
%	48.30%	27.40%

EBIT	500	147	240.2%
%	37.10%	14.20%

Colombia’s Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	20,042	15,879	26.2%
Postpaid	2,993	2,317	29.1%
Prepaid	17,049	13,561	25.7%
MOU	117	107	9.2%
ARPU (COP$)	20096	20205	-0.5%
Churn (%)	2.30%	1.20%	1.10

Ecuador

Conecel’s subscriber base in Ecuador numbered 6.0 million by the end of March, 5.5% above the previous quarter and 32.6% above the previous year after adding 312 thousand new clients in the period.

First quarter revenues amounted to 211 million dollars, 24.5% more than the previous year, with service revenues expanding at a brisk 34.5% pace. Quarter-over-quarter, total revenue growth was 5.0% .

EBITDA for the period totaled 89 million dollars, more than doubling last year’s figure. It was up 4.1% on the quarter. The EBITDA margin reached 42.2% of revenues, an expansion of 18.7 percentage points in one year.

INCOME STATEMENT
Ecuador
Millions of US$

	1Q07	1Q06	Var. %

Revenues	211	169	24.5%

EBITDA	89	40	122.9%
%	42.20%	23.60%

EBIT	67	24	180.0%
%	31.60%	14.10%

Ecuador’s Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	5,969	4,500	32.6%
Postpaid	639	458	39.5%
Prepaid	5,331	4,042	31.9%
MOU	39	43	-7.7%
ARPU (US$)	9	10	-0.6%
Churn (%)	3.40%	3.00%	0.40

Perú

Our subscriber base in Peru grew 74.6% in the year and 14.6% over the quarter, to reach 3.9 million at the end of March, after adding 492 thousand clients in the period. Net additions were 88.6% higher than a year ago. Penetration in Peru –32% by the end of 2006– remains significantly below the region’s average, which points to continued strong growth in the country in the years to come.

In the first three months of 2006, revenues reached 405 million soles, up 37.6% year-on-year, with service revenues growing at roughly the same pace. Sequentially, equipment revenues fell leading to total revenues remaining flat.

EBITDA rose 43.9% year-on-year, to 135 million soles. It was equivalent 33.2% of revenues. At 33.2%, the EBITDA margin increased 1.4 percentage points over the previous year, in spite of the dynamism of its subscriber growth.

INCOME STATEMENT
Peru
Millons of Soles

	1Q07	1Q06	Var. %

Revenues	405	295	37.6%

EBITDA	135	94	43.9%
%	33.20%	31.80%

EBIT	86	45	89.8%
%	21.20%	15.40%

Peru’s Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	3,861	2,211	74.6%
Postpaid	371	247	49.9%
Prepaid	3,490	1,964	77.7%
MOU	68	69	-2.6%
ARPU (Sol)	31	39	-20.5%
Churn (%)	2.00%	2.80%	(0.80)

Central America

Our wireless subscriber base in Central America expanded by 44.2% year-on-year to 6.3 million clients. Net additions numbered 432 thousand in the first quarter, slightly above those seen in the same period a year ago. Subscriber growth was particularly strong in Honduras and Nicaragua, as the former grew 68.4% and the latter 58.1% year-on-year. Including fixed-lines, which now exceed 2.2 million in the region, América Móvil had a total of 8.5 million lines in Central America.

Consolidated revenues in the region grew 4.4% annually to reach 376 million dollars in the first quarter, with service revenues rising at a faster pace (6.1%)

First quarter EBITDA totaled 177 million dollars, 8.1% more than a year before. The EBITDA margin reached 52.8% of total revenues, an improvement of nearly two percentage points on an annual basis.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	1Q07	1Q06	Var.%

Revenues	376	360	4.4%

EBITDA	199	176	8.1%
%	52.80%	51.00%

EBIT	133	125	6.2%
%	35.4%	34.8%

Central America’s Operating Data(1)

	1Q07	1Q06	Var. %

Wireless Subscribers (thousands)	6,318	4,382	44.2%
Postpaid	376	311	20.7%
Prepaid	5,942	4,070	46.0%
Fixed Lines (thousands)	2178	2023	7.6%
Total Lines (Wireless + Fixed, 000’s)	8496	6405	32.6%
MOU(2)	129	158	-18.3%
ARPU (US$) (2)	11	14	-22.6%

Churn (%) (2)	1.90%	0.80%	1.00

(1) Operating indicators group Guatemala, Nicaragua, El Salvador and Honduras data. previously Historical data calculated on a weighted average basis has been made to conform to the new standard. (2) Wireless data only.

Dominican Republic

Our wireless subscriber base numbered 2.3 million by the end of March—up 5.9% sequentially— after adding 126 thousand new clients. Together with 735 thousand fixed lines, we had 3 million lines in the Dominican Republic.

First quarter revenues, which amounted to 7.7 billion Dominican pesos, were up 3.9% year-on-year. EBITDA totaled 3.4 billion Dominican pesos, or 43.7% of revenues.

INCOME STATEMENT
Dominican Republic
Millions of Dominican$

1Q07

Revenues	7,722

EBITDA	3,378
%	43.70%

EBIT	2,501
%	32.4%

Dominican Republic Operating Data

1Q07

Wireless Subscribers (thousands)	2,267
Postpaid	243
Prepaid	2,023
Fixed Lines (thousands)	735
Total Lines (Wireless + Fixed, 000’s)	3002

MOU(2)	116
ARPU (US$)	10
Churn (%) (2)	4.9%

United States

Tracfone ended March with 8.2 million subscribers, 19.2% more than a year ago and 4.2% above the previous quarter, after net additions of 332 thousand in the quarter.

First quarter revenues rose 13.7% relative to the same period last year on 18.2% service revenue growth; they reached 351 million dollars. Quarter-over-quarter, service revenues increased by 6.4%, helping bring about total revenue growth of 5.6% .

EBITDA reached 68 million dollars, when a year before the company had only broken even in terms of EBITDA. The EBITDA margin came close to 20% in the quarter; it had been nil the previous year.

INCOME STATEMENT
United States
Millions of US$

	1Q07	1Q06		Var.%

Revenues	351	309		13.7%

EBITDA	68	0	n.m.
%	19.40%	0.00%

EBIT	63	-5	n.m.
%	17.90%	-1.60%

United States’ Operating Data

	1Q07	1Q06	Var. %

Subscribers (thousands)	8,229	6,902	19.2%
MOU	69	65	5.6%
ARPU, Net (US$)	13	13	-4.1%
Churn (%)	5.0%	4.1%	0.90

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer